Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

January 29, 2013

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325-6665

Media Release

Credit Suisse Announces Launch of  the “GLDI” ETN Providing Exposure to a Covered Call Strategy on Gold Shares with Variable Monthly Cash Distributions

The new Product is Linked to the Credit Suisse NASDAQ Gold FLOWSTM 103 Index

New York, January 29, 2013 Credit Suisse today announced the launch of its new Gold Shares Covered Call ETN which is listed under the ticker symbol “GLDI” and began trading on the NASDAQ this morning. GLDI is the first exchange traded product in the US market to offer investors access to a covered call strategy on a gold investment and is designed to pay variable monthly coupons.

GLDI, which tracks the Credit Suisse NASDAQ Gold FLOWSTM (Formula-Linked OverWrite Strategy)103 Index, seeks to implement a rolling “covered call” investment strategy by maintaining a notional long position in shares of the SPDR® Gold Trust ETF (GLD) while notionally selling monthly out-of-the-money call options on that position. Holders of GLDI will be entitled to receive variable monthly payments based on the notional option premiums received from the sale of the covered call options each month.

“Gold is often criticized as a portfolio investment because of its lack of any yield,” said Greg King, head of exchange traded products in Credit Suisse’s Investment Bank. “Covered call strategies however, are designed to enhance yield in exchange for sacrificing part of the upside of an investment position. GLDI seeks to provide investors and their advisors an interesting new way to introduce monthly cash flows into their portfolios.”

Credit Suisse partnered with NASDAQ OMX in creating the FLOWSTM suite of indices that the ETN tracks. “We are elated that the Credit Suisse Gold FLOWSTM 103 Index ETN has listed on The NASDAQ Stock Market and is now available to investors,” said Robert Hughes, Vice President, NASDAQ OMX Global Indexes. “Based on uncertainty in the global marketplace, investors continue to look for access to gold and income. GLDI provides access to these two key investment themes in a transparent rules-based methodology. Credit Suisse is a valuable partner of ours and bringing the FLOWS index family and GLDI to market demonstrates our shared commitment to giving investors more flexibility in customizing their investment strategies.”

More information on the Credit Suisse Gold FLOWSTM 103 Index ETN can be found on: www.credit-suisse.com/etn

Press Contact Katherine Herring, Tel: 212 325 7545, katherine.herring@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist

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advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2013, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.